JPMORGAN CHASE & CO.

270 Park Avenue

New York, New York 10017

JPMORGAN CHASE FINANCIAL COMPANY LLC

383 Madison Avenue, Floor 21

New York, New York 10179

March 6, 2018

VIA EDGAR

Re:	JPMorgan Chase & Co.
JPMorgan Chase Financial Company LLC
Registration Statement on Form S-3
File Nos. 333-222672 and 333-222672-01

Era Anagnosti

Acting Assistant Director

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Anagnosti:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File Nos. 333-222672 and 333-222672-01), of JPMorgan Chase & Co. (“JPMorgan Chase”) and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 12:00 p.m., Eastern Time, on March 8, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Simpson Thacher & Bartlett LLP, by calling Lesley Peng at (212) 455-2202.

JPMorgan Chase and JPMorgan Financial acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve JPMorgan Chase and JPMorgan Financial from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	JPMorgan Chase and JPMorgan Financial may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

JPMorgan Chase & Co.

By:	/s/ Stephen B. Grant
Name:	Stephen B. Grant
Title:	Managing Director & Associate General Counsel

JPMorgan Chase Financial Company LLC

By:	/s/ Patrick Dempsey
Name:	Patrick Dempsey
Title:	Treasurer & Managing Director

cc:	Securities and Exchange Commission

David Gessert